SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2008
                          -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

                        Commission File Number 001-33934
                                               ---------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Cape Savings Bank Employees' Savings & Profit Sharing Plan and Trust

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Cape Bancorp, Inc.
                              225 North Main Street
                     Cape May Court House, New Jersey 08210

                                CAPE SAVINGS BANK
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST

                              FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

      CAPE SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
                        Cape May Court House, New Jersey

                              FINANCIAL STATEMENTS
                           December 31, 2008 and 2007


                                    CONTENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.....................   1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS........................   2

     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS.............   3

     NOTES TO FINANCIAL STATEMENTS..........................................   4


SUPPLEMENTAL SCHEDULES

     SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT
       PARTICIPANT CONTRIBUTIONS- 2008......................................  11

     SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT
       PARTICIPANT CONTRIBUTIONS-2007.......................................  12

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)- 2008...  13

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)- 2007...  15

                       [Letterhead of Crowe Horwath LLP]


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Compensation Committee
Cape Savings Bank Employees' Savings & Profit Sharing Plan and Trust Cape May Court House, New Jersey

We have audited the accompanying statements of net assets available for benefits of Cape Savings Bank Employees' Savings & Profit Sharing Plan and Trust (the
Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the year ended December 31, 2008 and for the period from November 1, 2007 through December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 and for the period from November 1, 2007 through December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/ Crowe Horwath LLP

                                            Crowe Horwath LLP


Oak Brook, Illinois
August 5, 2009


--------------------------------------------------------------------------------

                                                                              1.

      CAPE SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2008 and 2007
--------------------------------------------------------------------------------


                                                                                       2008               2007
                                                                                       ----               ----
ASSETS
     Investments, at fair value (Note 4)                                          $    7,488,163    $     6,836,979
     Receivables
         Accrued Income                                                                    2,362              4,126
                                                                                  --------------    ---------------
                                                                                           2,362              4,126
                                                                                  --------------    ---------------
         Total assets                                                                  7,490,525          6,841,105
                                                                                  --------------    ---------------

LIABILITIES
     Accrued expenses                                                                        475                407
                                                                                  --------------    ---------------
         Total liabilities                                                                   475                407
                                                                                  --------------    ---------------

     Net assets, reflecting all investments at fair value                              7,490,050          6,840,698

     Adjustment from fair value to contract value
       for fully benefit-responsive investment contracts                                  13,483             37,350
                                                                                  --------------    ---------------

NET ASSETS AVAILABLE FOR BENEFITS                                                 $    7,503,533    $     6,878,048
                                                                                  ==============    ===============



--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.

                                                                              2.

      CAPE SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            Year ended December 31, 2008 and period November 1, 2007
                           through December 31, 2007
--------------------------------------------------------------------------------


                                                                                       2008               2007
                                                                                       ----               ----

Additions to net assets attributed to:
     Interest and dividends                                                       $       44,624    $        11,781
                                                                                  --------------    ---------------
                                                                                          44,624             11,781
     Contributions
         Employers'                                                                      322,924             64,671
         Participants'                                                                   704,401             99,453
                                                                                  --------------    ---------------
                                                                                       1,027,325            164,124
                                                                                  --------------    ---------------
         Total additions                                                               1,071,949            175,905

Deductions from net assets attributed to:
     Net depreciation in fair value of investments (Note 4)                            1,393,781             21,127
     Benefits paid to participants                                                       664,527              1,200
     Administrative expenses                                                              46,037              6,343
                                                                                  --------------    ---------------
         Total deductions                                                              2,104,345             28,670
                                                                                  --------------    ---------------

Net increase (decrease) before transfers                                              (1,032,396)           147,235

     Transfers in - Plan Merger (Note 1)                                               1,657,881          6,730,813
                                                                                  --------------    ---------------

Net Increase                                                                             625,485          6,878,048

Net assets available for benefits
     Beginning of period                                                               6,878,048                  -
                                                                                  --------------    ---------------
     End of period                                                                $    7,503,533    $     6,878,048
                                                                                  ==============    ===============



--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.

                                                                              3.

      CAPE SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007
--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN

The following description of Cape Savings Bank Employees Savings & Profit Sharing Plan and Trust ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the plan's provisions.

General: The plan is a deferred contribution plan covering all full-time employees of Cape Savings Bank ("Bank") who have completed three months of service and are age twenty one or older. Participants are eligible to receive employer contributions upon completion of one year of service. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). On November 1, 2007 the Bank established this Plan as a new single employer plan and participant balances from a multiple employer plan totaling $6,730,813 were transferred into the Plan to allow for the offering of Cape Bancorp common stock as a Plan investment option effective January 31, 2008 (the completion date of Cape Bancorp initial public offering). The Bank is a wholly-owned subsidiary of Cape Bancorp.

Contributions: Each year, participants may contribute up to 30 percent of pretax annual compensation, as defined in the Plan and subject to certain limitations. Participants who have attained age 50 by the close of the Plan year are also eligible to make catch-up contributions under Code Section 414(v). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank contributed 100% of the first 3% and 50% of the next 2% of eligible compensation that participants contributed to the Plan in 2008. The Bank contributed 100% of the first 6% of eligible compensation that participants contributed to the Plan in 2007. Additional profit sharing amounts may be contributed at the option of the Bank's board of directors. Contributions are subject to certain limitations. Plan participants direct the investment of their contributions and the employer contributions into the various investment options offered by the Plan.

Participant Accounts: Each participant's account is credited with the participant's contributions and an allocation of (a) the Bank's contributions,
b) Plan earnings, and c) forfeitures of employer profit sharing contributions, and is charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

--------------------------------------------------------------------------------
                                   (Continued)

                                                                              4.

      CAPE SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007
--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately 100% vested in their contributions plus actual earnings, plus all employer Safe Harbor matching contributions thereon.

Payment of Benefits: On termination of service due to death, disability, retirement, or other termination of employment, a participant may elect to receive a lump-sum amount, installment payments or distributions in kind of Bank stock equal to the value of the participant's vested interest in his or her account.

Loan Provisions: Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan transactions are treated as a transfer to (from) the investment account from (to) the Participant Loan account. The loans are secured by the balance in the participant's account and bear interest at rates that are commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are paid through payroll deductions.

Plan Merger: Effective January 31, 2008 Boardwalk Bancorp, Inc. Profit Sharing Plan (Profit Sharing Plan) was merged into the Plan, pursuant to the Bank's acquisition of Boardwalk Bancorp Inc. on January 31, 2008. The transfer of the $1,657,881 in net assets of the Profit Sharing Plan into the Plan was completed on June 4, 2008.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Adoption of New Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption of these standards as of January 1, 2008 was not material to the Plan's net assets available for benefits.


--------------------------------------------------------------------------------
                                   (Continued)

                                                                              5.

      CAPE SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effect of Newly Issued But Not Yet Effective Accounting Standards: In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan's net assets available for benefits or changes therein.

Investment Valuation and Income Recognition: The Plan's investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

     Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

     Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

     Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.


--------------------------------------------------------------------------------
                                   (Continued)

                                                                              6.

      CAPE SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Bank common stock: Investments in Bank common stock are stated at fair value as determined by quoted market prices (level 1 inputs).

Common collective trusts: The fair values of participation units held in common collective trusts are based on their net asset values, as reported by the managers as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The fair values of interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers. The fair values of common collective trusts are classified within level 2 of the fair value hierarchy.

Participant loans: Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:


                                                                            Fair Value Measurements
                                                                           at December 31, 2008 Using
                                                               -------------------------------------------------
                                                               Quoted Prices in    Significant
                                                                Active Markets        Other          Significant
                                                                 for Identical     Observable       Unobservable
                                                                    Assets           Inputs            Inputs
                                                                   (Level 1)        (Level 2)         (Level 3)
                                                                   ---------        ---------         ---------

     Investments (other than participant loans)                $    1,331,887     $    5,892,063     $        -



--------------------------------------------------------------------------------
                                   (Continued)

                                                                              7.

      CAPE SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan's indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Payment of Benefits: Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties: The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Concentration of Credit Risk: At December 31, 2008 and 2007, approximately 18% and 0% of the Plan's assets were invested in Cape Bancorp, Inc. common stock.


NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


--------------------------------------------------------------------------------
                                   (Continued)

                                                                              8.

      CAPE SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007
--------------------------------------------------------------------------------


NOTE 4 - INVESTMENTS

The Bank of New York, the custodian of the Plan, held investment assets and executed transactions during 2008 and 2007.

The following presents the fair values of investments that represent 5 percent or more of the Plan's net assets available for benefits.


                                                                                           December 31,
                                                                                     2008                2007
                                                                                     ----                ----

     Cape Bancorp, Inc. common stock, 145,244 and
       0 shares, respectively                                                   $     1,331,887    $             -*

     State Street Bank and Trust Company Common Collective Trust Funds
     Pentegra Stable Value Fund
       (Contract Value: 2008- $1,576,467; 2007- $1,004,460)                           1,562,984             967,110
     Short Term Investment Fund                                                         848,308             630,549
     S&P Midcap Index SL Series Fund                                                    699,454           1,023,849
     Passive Bond Market SL Series Index                                                555,003              23,759*
     Long US Treasury Index SL Series Fund                                              508,531             217,703*
     S&P 500 Flagship SL Series Fund                                                    499,724             788,362

     Bank of New York, Collective Short Term Investors Fund                                  -*           1,734,938

  * Shown for comparative purposes. Fair value of investment does not represent more than 5 percent of the Plan's net assets available for benefits.


During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:


                                                                                           Period ended
                                                                                           December 31,
                                                                                           ------------
                                                                                      2008              2007
                                                                                      ----              ----

     Cape Bancorp common stock                                                  $      (121,376)   $              -
     Common/collective trust funds                                                   (1,272,405)            (21,127)
                                                                                ---------------    ----------------

         Net depreciation                                                       $    (1,393,781)   $        (21,127)
                                                                                ===============    ================



--------------------------------------------------------------------------------
                                   (Continued)

                                                                              9.

      CAPE SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007
--------------------------------------------------------------------------------


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds common collective trust funds managed by State Street Global Advisors (SSGA), the Plan's investment manager and The Bank of New York, the Plan's custodian, which qualify as party-in-interest transactions. The Plan also holds shares of Cape Bancorp, Inc. common stock (Note 4). Participant loans held by the Plan are also considered party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.

Certain professional fees for the administration of the Plan were paid by the Bank on behalf of the Plan. During 2008 fees of $216 were paid by the Plan to The Bank of New York, custodian of the Plan, fees of $38,466 were paid by the Plan to Pentegra Services, Inc., Plan recordkeeper, and fees of $7,355 were paid by the Plan to State Street Global Advisors, investment manager, which represent party-in-interest transactions. During 2007 fees of $5,309 were paid by the Plan to Pentegra Services, Inc., Plan recordkeeper, and fees of $1,034 were paid by the Plan to State Street Global Advisors, investment manager, which represent party-in-interest transactions.


NOTE 7 - TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.


NOTE 8 - SUBSEQUENT EVENTS

On January 1, 2009, the Plan changed its name from Cape Savings Bank Employees' Savings & Profit Sharing Plan and Trust to Cape Bank Employees' Savings & Profit Sharing Plan and Trust.


--------------------------------------------------------------------------------

                                                                             10.

                             SUPPLEMENTAL SCHEDULES

      CAPE SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
                          Year ended December 31, 2008
--------------------------------------------------------------------------------


Name of Plan Sponsor:   Cape Savings Bank
                      ---------------------------
Employer Identification Number:   21-0600992
                                -----------------
Three-digit Plan Number:   003
                         ------------------------



Participant Contributions of the Current Plan Year Not Deposited
  Into the Plan Within the Time Period Described in 29 CFR 2510.3-102                           $      499,117
                                                                                                --------------

Plus:  Delinquent Deposits of Prior Year Participant Contributions
         Not Corrected Prior to the Current Plan Year                                                   65,900
                                                                                                --------------
                                                                                                       565,017
             Total Delinquent Participant Contributions (line 4a of Schedule H)

Less:  Amount fully corrected under the DOL's Voluntary Fiduciary
          Correction Program (VFC Program) and PTE 2002-51                                                   -
                                                                                                --------------

       Delinquent Deposits of Participant Contributions Constituting
         Nonexempt Prohibited Transactions                                                      $      565,017
                                                                                                ==============



--------------------------------------------------------------------------------

                                                                             11.

      CAPE SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
                          Year ended December 31, 2007
--------------------------------------------------------------------------------


Name of Plan Sponsor:   Cape Savings Bank
                      ---------------------------
Employer Identification Number:   21-0600992
                                -----------------
Three-digit Plan Number:   003
                         ------------------------



Participant Contributions of the Current Plan Year Not Deposited
  Into the Plan Within the Time Period Described in 29 CFR 2510.3-102                           $       65,900
                                                                                                --------------

Plus:  Delinquent Deposits of Prior Year Participant Contributions
         Not Corrected Prior to the Current Plan Year                                                        -
                                                                                                --------------

             Total Delinquent Participant Contributions (line 4a of Schedule H)                         65,900

Less:  Amount fully corrected under the DOL's Voluntary Fiduciary
          Correction Program (VFC Program) and PTE 2002-51                                                   -
                                                                                                --------------

       Delinquent Deposits of Participant Contributions Constituting
         Nonexempt Prohibited Transactions                                                      $       65,900
                                                                                                ==============



--------------------------------------------------------------------------------

                                                                             12.

      CAPE SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                          Year ended December 31, 2008
--------------------------------------------------------------------------------


Name of Plan Sponsor:   Cape Savings Bank
                      ---------------------------
Employer Identification Number:   21-0600992
                                -----------------
Three-digit Plan Number:   003
                         ------------------------




                                                         (c)
                                              Description of Investment
                     (b)                       Including Maturity Date,                                  (e)
          Identity of Issue, Borrower,       Rate of Interest, Collateral,           (d)               Current
  (a)      Lessor, or Similar Party             Par or Maturity Value                Cost               Value
  ---      ------------------------             ---------------------                ----               -----

Common Collective Funds
   *    State Street Bank and Trust
          Company                           Short Term Investment Fund                 #            $       848,308
   *    State Street Bank and Trust
          Company                           S&P Flagship SL Series Fund                #                    499,724
   *    State Street Bank and Trust         Long US Treasury Index SL
          Company                             Series Fund                              #                    508,531
   *    State Street Bank and Trust
          Company                           S&P Value Index SL Series Fund             #                     99,315
   *    State Street Bank and Trust
          Company                           Pentegra Stable Value Fund                 #                  1,576,467
   *    State Street Bank and Trust         Conservative Strategic
          Company                             Balanced SL Fund                         #                     29,502
   *    State Street Bank and Trust
          Company                           Moderate Strategic Balanced Fund           #                    186,625
   *    State Street Global Advisors        Aggressive Strategic
          Company                              Balanced SL Fund                        #                     52,262
   *    State Street Bank and Trust
          Company                           S&P Growth Index SL Series Fund            #                    201,854
   *    State Street Bank and Trust
          Company                           S&P MidCap Index SL Series Fund            #                    699,454
   *    State Street Bank and Trust
          Company                           Russell 2000 Index SL Series Fund          #                    162,486
   *    State Street Bank and Trust
          Company                           Daily EAFE SL Index Series Fund            #                    246,225
   *    State Street Bank and Trust         REIT Index Non-Lending
          Company                             Series Fund                              #                     18,441
   *    State Street Bank and Trust
          Company                           Target Retirement 2015 SL                  #                     21,168
   *    State Street Bank and Trust
          Company                           Target Retirement 2025 SL                  #                     17,890


--------------------------------------------------------------------------------
*  Denotes party-in-interest
# Investment is participant-directed, therefore historical cost is not required.

                                   (Continued)

                                                                             13.

      CAPE SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                          Year ended December 31, 2008
--------------------------------------------------------------------------------


Name of Plan Sponsor:   Cape Savings Bank
                      ---------------------------
Employer Identification Number:   21-0600992
                                -----------------
Three-digit Plan Number:   033
                         ------------------------


                                                         (c)
                                              Description of Investment
                     (b)                       Including Maturity Date,                                  (e)
          Identity of Issue, Borrower,       Rate of Interest, Collateral,           (d)               Current
  (a)      Lessor, or Similar Party             Par or Maturity Value                Cost               Value
  ---      ------------------------             ---------------------                ----               -----

   *    State Street Bank and Trust
          Company                           Target Retirement 2035 SL                  #            $        13,801
   *    State Street Bank and Trust
          Company                           Target Retirement 2045 SL                  #                      7,114
   *    State Street Bank and Trust         Passive Bond Market Index
          Company                             SL Series Fund                           #                    555,003
   *    State Street Bank and Trust         Nasdaq 100 Index Non-Lending
          Company                              Fund                                    #                     94,778
   *    The Bank of New York
          Mellon                            TBC Inc Pooled Emp Daily                   #                     66,078
   *    The Bank of New York
          Mellon                            TBC Inc Pooled Emp Daily                   #                        520
                                                                                                    ---------------
                                                                                                          5,905,546
Common Stock
   *    Cape Bancorp, Inc.                  Common Stock                               #                  1,331,887

   *    Participant Loans                   Interest rates ranging from 5.00%
                                              to 9.25%                                 #                    264,213
                                                                                                    ---------------

                                                                                                    $     7,501,646
                                                                                                    ===============



--------------------------------------------------------------------------------
*  Denotes party-in-interest
# Investment is participant-directed, therefore historical cost is not required.

                                                                             14.

      CAPE SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                          Year ended December 31, 2007
--------------------------------------------------------------------------------


Name of Plan Sponsor:   Cape Savings Bank
                      ---------------------------
Employer Identification Number:   21-0600992
                                -----------------
Three-digit Plan Number:   003
                         ------------------------




                                                         (c)
                                              Description of Investment
                     (b)                       Including Maturity Date,                                  (e)
          Identity of Issue, Borrower,       Rate of Interest, Collateral,           (d)               Current
  (a)      Lessor, or Similar Party             Par or Maturity Value                Cost               Value
  ---      ------------------------             ---------------------                ----               -----


        Common Collective Funds
   *    State Street Bank and Trust
          Company                           Short Term Investment Fund                 #            $       630,549
   *    State Street Bank and Trust
          Company                           S&P Flagship SL Series Fund                #                    788,362
   *    State Street Bank and Trust         Long US Treasury Index SL
          Company                             Series Fund                              #                    217,703
   *    State Street Bank and Trust
          Company                           S&P Value Index SL Series Fund             #                     86,855
   *    State Street Bank and Trust
          Company                           Pentegra Stable Value Fund                 #                  1,004,460
   *    State Street Bank and Trust         Conservative Strategic
          Company                              Balanced SL Fund                        #                     21,321
   *    State Street Bank and Trust         Moderate Strategic Balanced SL
          Company                              Fund                                    #                    204,474
   *    State Street Global Advisors        Aggressive Strategic
          Company                                 Balanced SL Fund                     #                    115,623
   *    State Street Bank and Trust
          Company                           S&P Growth Index SL Series Fund            #                    111,423
   *    State Street Bank and Trust
          Company                           S&P MidCap Index  SL Series Fund           #                  1,023,849
   *    State Street Bank and Trust
          Company                           Russell 2000 Index SL Series Fund          #                    253,277
   *    State Street Bank and Trust
          Company                           Daily EAFE Index SL Series Fund            #                    340,697
   *    State Street Bank and Trust         REIT Index Non-Lending
          Company                                 Series Fund                          #                     44,474
   *    State Street Bank and Trust
          Company                           Nasdaq 100 Non-Lending Fund                #                     69,587
   *    State Street Bank and Trust
          Company                           Target Retirement 2015 SL                  #                      1,026
   *    State Street Bank and Trust
          Company                           Target Retirement 2035 SL                  #                      3,128



--------------------------------------------------------------------------------
*  Denotes party-in-interest
# Investment is participant-directed, therefore historical cost is not required.

                                  (Continued)

                                                                             15.

      CAPE SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                          Year ended December 31, 2007
--------------------------------------------------------------------------------




                                                         (c)
                                              Description of Investment
                     (b)                       Including Maturity Date,                                  (e)
          Identity of Issue, Borrower,       Rate of Interest, Collateral,           (d)               Current
  (a)      Lessor, or Similar Party             Par or Maturity Value                Cost               Value
  ---      ------------------------             ---------------------                ----               -----


   *    State Street Bank and Trust
          Company                           Target Retirement 2045 SL                  #            $           600
   *    State Street Bank and Trust
          Company                           Aggregate Bond Fund                        #                     23,759
   *    The Bank of New York
          Mellon                            Collective Short Term Investors
                                               Fund                                    #                  1,734,938
                                                                                                    ---------------
                                                                                                          6,676,105

   *    Participant Loans                   Interest rates ranging from 5.00%
                                              to 9.25%                                 #                    198,224
                                                                                                    ---------------

                                                                                                    $     6,874,329
                                                                                                    ===============



--------------------------------------------------------------------------------
*  Denotes party-in-interest
# Investment is participant-directed, therefore historical cost is not required.

                                                                             16.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       CAPE SAVINGS BANK EMPLOYEES' SAVINGS &
                                       PROFIT SHARING PLAN AND TRUST


Date August 7, 2009               By:  /s/ Guy Hackney
                                       -----------------------------------------
                                       Name:  Guy Hackney
                                       Title: SVP/CFO

                       [Letterhead of Crowe Horwath LLP]


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in Registration Statement No. 333-146178 on Form S-1 of Cape Bancorp, Inc. of our report dated August 5, 2009 appearing in this Annual Report on Form 11-K of Cape Savings Bank Employees' Savings & Profit Sharing and Trust for the year ended December 31, 2008.


                                            /s/ Crowe Horwath LLP

                                            Crowe Horwath LLP


Oak Brook, Illinois
August 5, 2009